December 18, 2008

VIA U.S. MAIL AND FAX (631)584-7075
Mr. Frank D'Alessandro
Controller
Gyrodyne Company of America, Inc.
1 Flowerfield, Suite 24
St. James, NY 11780

Re: Gyrodyne Company of America, Inc.
       File No. 000-01684
       Form 10-K for Fiscal Year Ended
       December 31, 2007
       Form 10-Q for the Quarterly Period Ended
       March 31, 2008
       Form 10-Q for the Quarterly Period Ended
       June 30, 2008

Dear Mr. D'Alessandro:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Accounting Branch Chief